JSI TRANSACTION ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	214,922
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in accounts receivable		(40,409)
Change in prepaid expenses and deposits		(4,525)
Change in accounts payable		(1,905)
Change in due to parent		(5,270)
NET CASH PROVIDED BY OPERATING ACTIVITIES		162,813
NET INCREASE IN CASH		162,813
CASH AND CASH EQUIVALENTS:		
Beginning of year		73,505
End of year	$	236,318

See accompanying notes.